Exhibit 6.3

BUSINESS PURCHASE AGREEMENT (STOCK SALE)

This Business Purchase Agreement (this "Agreement") is made and entered into on June 16TH, 2017, by and between Smart Rx Systems, Inc. a Florida "C" Corporation located at 5703 Red Bug Lake Road #256, Winter Springs, FL 32708, the "Buyer", to purchase 100% (One Hundred Percent of issued and outstanding stock Of KJ&E Holdings, Inc. DBA Dimension Pharmacy, which has a total of One Thousand Shares in the name of Jino J Moran, 8880 Bellaire Blvd, Suite 2, Houston, TX 77036. The Pharmacy is located at 13645 Murphy Road, Stanford, TX 77477, Pharmacy License # 24285, DEA License # FD0645296, Texas Tax # 16512502184, Mailing Address 13645 Murphy Road, STE 240, Stafford, TX 77477-4911, the "Seller". Seller and Buyer are collectively referred to herein as (the "Parties").

WHEREAS, the seller is the owner of the above Pharmacy, located at the address above (collectively the "Business");

WHEREAS, Seller desires to sell the Business to Buyer, and Buyer desires to purchase the Business from seller.

Now, THEREFORE, and in consideration of the mutual covenants and benefits derived and to be derived from this Agreement by each party, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and buyer agree as follows:

1.     Description Of business: Retail Pharmacy with One Thousand Shares issued and outstanding shares.

2.     Agreement to Sell

Subject to and in accordance with the terms and conditions of this Agreement, Buyer agrees to purchase all issued and outstanding shares of the Business, and, the Seller agrees to sell the issued and outstanding shares and Business to the Buyer. Seller represents and warrants to the Buyer that it has (and Buyer will have) good and marketable title to the business free and clear of all liens and encumbrances. Seller further certifies and declares that all liabilities of any kind to any person(s) will be 100% the responsibility of the Seller to date.

3.     Purchase Price and Method of Payment

Buyer shall pay and seller shall accept the purchase price of $80,000 (Eighty Thousand) USD payable via a Bank Certified Check. WHEREAS, the first Payment of $50,000 (Fifty Thousand) is due upon signature and execution of this agreement, with the $30,000 (Thirty Thousand) shall be paid to the seller upon the earliest of either the completion of other licenses listed below or on January 2, 2018. The List of Licenses is attached herewith as EXHIBIT (A):

4.     Fair Market Value

Buyer and Seller each acknowledge that the purchase price to purchase 100% of the company Stock (1000 Shares) represents the fair market value for SRXS management.

5.     Closing

At closing, Seller shall deliver to the Buyer: (1) a final, executed Bill Of Sale transferring to Buyer all issued and outstanding shares of the company, free and clear of any and all liens, encumbrances, security interests, debts or taxes of any nature whatsoever; and. (2) Stock powers executed for the transfer of the shares from Seller to Buyer, and the corporation's stock records of the corporation being purchased by the Buyer; and, (3) the Seller shall produce an affidavit of title indicating the Seller's authority to sell and transfer the shares, the Business and its assets.

6.     Representations and Warranties of Seller

(a) Title. Seller has good and marketable title to the Purchased Assets, free of any encumbrance, with full right and power to sell the Purchased Assets.

(b) Authority. Seller has full power and authority to execute, deliver, and perform this Agreement, and upon execution and delivery, this Agreement will be a legally binding obligation of Seller enforceable in accordance with its terms.

(c) Consents and Approvals. No consent or approval of any person, including any governmental authority, is required for the execution and delivery of this Agreement by Seller and the performance of Seller's obligations under this Agreement.

(d) No Encumbrances and No Litigation. There are no liens or encumbrances of any kind; no pending, outstanding, or threatened claims. suits. proceedings, judgments or orders against or involving Seller; nothing that would interfere with Seller's ability to fulfill its obligations under this Agreement; nothing affecting the Purchased Business, shares or assets of the corporation; that will materially adversely affect the Purchased shares, Business or assets of the corporation.

(e) Due Diligence Information. Seller will allow Buyer to review files prior to closing, attesting that the financial and other information provided by Seller to Buyer concerning Seller's Business is accurate in all material respects. Buyer shall be allowed to randomly choose the files it would like to review.

(f) Representations Complete None of the representations or warranties made by Seller in this Agreement contains, or will contain at the Closing Date. any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact that would make any other representation misleading or false.

6.1  Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a)  Authority. Buyer has all necessary authority to execute, deliver and perform this Agreement and upon execution and delivery, this Agreement will be a legally binding obligation of Buyer enforceable in accordance with its terms.

(b)  Consents and Approvals. No consent or approval of any person, including any governmental authority, is required for the execution and delivery of this Agreement by Buyer and the in performance of Buyer's obligations under this Agreement.

6.2  Seller's Deliveries At the Closing, Seller will deliver to Buyer:

(a) A bill of sale in the form attached as Exhibit B, sufficient to convey to Buyer all of Seller's right, title, and interest in and to all of the Business and Purchased Assets.

(b) All documentation in the possession of Seller necessary to operate and to use the Business and Purchased Assets. (All Copies of Licenses)

(c) The entire customer lists, records, files and other documents, books and records that are part of the Business and Purchased Assets.

(d) Such other instruments and documents as may be reasonably required to consummate the transactions contemplated by this Agreement.

7 B Buyer's Deliverables at the Closing

At the closing the buyer will make an immediate payment of $ 50,000.00 (Fifty Thousand) via a bank certified check. The certified check # is ___________________. The other balance of $30,000 will be paid upon the completion of all remaining licenses or Jan 02, 2018, and full completion of EXHIBIT A licenses as listed.

ADDRESSES, EMAILS, AND TELEPHONE NUMBER FOR NOTICES:

If to Seller:

If to Buyer:

Buyer:	Seller:

/s/ Swatantra Rohatgi	/s/ Jino J Moran

Swatantra Rohatgi (CFO)

Smart Rx Systems, Inc.

June 16th, 2017